March 26, 2009

Rebecca Marquigny Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549-4644

RE:	Principal Variable Contracts Funds, Inc.
Post-effective amendment on Form N-1A number 68
File Nos. 002-35570, 811-01944

Dear Ms. Marquigny,

On March 2, 2009, Principal Variable Contracts Funds, Inc. (the “Registrant”) filed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with the Securities and Exchange Commission (the “Commission”), a post-effective amendment to the Registrant’s registration statement on Form N-1A under the 1933 Act and the Investment Company Act of 1940 (the “Post-Effective Amendment”). The SEC Accession No. for the Post-Effective Amendment filing is 0000898745-09-000088.

This correspondence is filed in response to the conversation we had on March 12, 2009 regarding the Post-Effective Amendment. As you requested, I have attached to this filing a revised prospectus and statement of additional information for your review. In these revised drafts, you will find changes since the 2008 (a) filing, including:

  Addition of a new sub-advisor, Westwood Management Corp., to the LargeCap Value Account III.
  Implementation of a program by which Principal Management Corporation will, in the future, provide investment advisory services to a percentage of the assets of certain PVC Accounts.
  Removal of the LargeCap Value Account II series from this Post-Effective Amendment. (On March 4, 2009, the Registrant submitted a filing pursuant to 1933 Act Rule 497 to communicate that the LargeCap Value Account II will be merging into the LargeCap Value III on Friday, April 24, 2009.)
  Clarification of the Principal LifeTime Strategic Income Account’s investment objective.
  Implementation of a program by which Principal Management Corporation will manage a small amount of cash in certain PVC Accounts.

As you requested, these revised documents include the annual account operating expenses tables with information as of December 31, 2007. Per our March 12, 2009 conversation, the Registrant will file, in late April, a post-effective amendment pursuant to Rule 485(a) that includes updates, including updates to these tables, that would normally be made in a filing pursuant to Rule 485(b). It is our understanding that, following review of the April Rule 485(a) filing, the effective date of the post-effective amendment will be May 1, 2009.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this filing.

Sincerely,

/s/ Jennifer Mills

Jennifer Mills Attorney 515-235-9154